Filed Pursuant to Rule 424(b)(2)
File No. 333-202840

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to 3 Month LIBOR due April 5, 2019	$2,000,000	$201.40

(1)

The total filing fee of $201.40 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 640 dated March 31, 2016 (To Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015)

Wells Fargo & Company Medium-Term Notes, Series K
Collared Floating Rate Notes Notes Linked to 3 Month LIBOR due April 5, 2019

■	Quarterly interest payments

■	The per annum rate of interest payable on the notes will be reset quarterly and will be equal to 3 month LIBOR plus 0.50%, but in no event will such rate be more than the maximum interest rate of 3.00% per annum or less than the minimum interest rate of 1.00% per annum, for any quarterly interest period

■	Term of 3 years

■	Survivor’s option

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$5.00	$995.00
Total	$2,000,000.00	$10,000.00	$1,990,000.00

(1)

See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Investment Description

The Notes Linked to 3 Month LIBOR due April 5, 2019 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated March 18, 2015 and prospectus dated March 18, 2015 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015 filed with the SEC on March 18, 2015: http://www.sec.gov/Archives/edgar/data/72971/000119312515096449/d890684d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡

seek an investment with a per annum interest rate that will be reset quarterly and will be equal to 3 month LIBOR plus 0.50%, but in no event will such rate be more than the maximum interest rate of 3.00% per annum or less than the minimum interest rate of 1.00% per annum, for any quarterly interest period;

¡	understand that the interest rate on the notes for any quarterly interest period will never be higher than 3.00% per annum regardless of how high 3 month LIBOR rises;

¡

understand that if 3 month LIBOR plus 0.50% is less than 3.00% per annum for any quarterly interest period in a given year, the cumulative interest rate for that year will be less than 3.00% per annum;

¡	are willing to hold the notes until maturity; and

¡	seek an investment with a survivor’s option.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the maximum interest rate provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; or

¡	prefer the certainty of investments with fixed coupons and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Terms of the Notes

Pricing Date:	March 31, 2016.
Issue Date:	April 5, 2016. (T+3)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Stated Maturity Date:

April 5, 2019. The notes are not subject to redemption by Wells Fargo prior to the stated maturity date. The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date except as set forth below under “Survivor’s Option” on page PRS-7.

Payment at Maturity:

Unless repaid prior to stated maturity pursuant to the Survivor’s Option described herein, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each January 5, April 5, July 5 and October 5, commencing July 5, 2016, and at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include July 4, 2016. Interest payable with respect to an interest period will be computed on the basis of a 360-day year and the actual number of days in such interest period. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 0.50%, but in no event will such rate be more than the maximum interest rate or less than the minimum interest rate.

The “determination date” for an interest period will be two London banking days prior to the first day of such interest period. As a result, the interest rate for the first interest period will be determined two London banking days before the issue date.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London Interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London

PRS-3

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Terms of the Notes (Continued)

Interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Calculation Agent:	Wells Fargo Securities, LLC.
Maximum Interest Rate:	3.00% per annum
Minimum Interest Rate:	1.00% per annum
Material Tax Consequences:	For a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes, see “United States Federal Tax Considerations.”
Survivor’s Option:

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner as described under “Survivor’s Option” below on page PRS-7.

Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $7.50 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to the discount or concession received in connection with the sale of the notes to you.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	94986RH95

PRS-4

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 3.00% per annum regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 0.50% is less than 3.00% per annum for any quarterly interest period in any given year, the cumulative interest rate for that year will be less than 3.00% per annum. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the maximum interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the level of 3 month LIBOR forward rates at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3 month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3 month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility of 3 Month LIBOR. Volatility is the term used to describe the size and frequency of fluctuations in the level of the 3 month LIBOR. The value of the notes may be affected if the volatility of 3 month LIBOR changes.

PRS-5

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Risk Factors (Continued)

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

●

The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. Wells Fargo Securities, LLC, which is our affiliate, will be the calculation agent for the notes. As calculation agent, Wells Fargo Securities, LLC will determine 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. In performing its functions, the fact that Wells Fargo Securities, LLC is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and Wells Fargo Securities, LLC’s determinations as calculation agent may adversely affect your return on the notes.

●

A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to the concession that the participation dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-6

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Survivor’s Option

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner, so long as the notes were acquired by the beneficial owner at least six months prior to the request. We refer to this agreement as the “survivor’s option.”

Upon the valid exercise of the survivor’s option and the proper tender of the notes for repayment, we will repay the notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the notes, plus any accrued and unpaid interest to the date of repayment.

To be valid, the survivor’s option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

A beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive the principal amount of the note plus any accrued and unpaid interest.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the survivor’s option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the survivor’s option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of Wells Fargo Bank, N.A., as our paying agent (the “paying agent”). A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property, or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime. In the case of a joint trust, the joint tenant rules above will apply to the respective beneficial ownership interests.

We have the discretionary right to limit the aggregate principal amount of the notes as to which exercises of the survivor’s option will be accepted by us in any calendar year to an amount equal to the greater of $2,500,000 or 2.5% of the principal amount of the notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $300,000. In addition, we will not permit the exercise of the survivor’s option for a note with a principal amount of less than $1,000, and we will not permit the exercise of the survivor’s option if such exercise will result in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the survivor’s option may not be withdrawn. An election to exercise the survivor’s option will be accepted in the order that it was received by the paying agent, except for any note the acceptance of which would contravene the limitations described above. Notes accepted for repayment through the exercise of the survivor’s option normally will be repaid on the first interest payment date that occurs 10 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the survivor’s option is March 27, 2017, we would normally repay or repurchase that note on the interest payment date occurring on July 5, 2017, because the April 5, 2017 interest payment date would occur less than 10 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of the limitation described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the survivor’s option is not accepted, the paying agent will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

PRS-7

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Survivor’s Option (Continued)

Since the notes will be represented by a global security, DTC, as depository, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the survivor’s option for such notes. To obtain repayment of a note pursuant to exercise of the survivor’s option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the paying agent that:

(a) the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b) the death of the beneficial owner has occurred and the date of death, and

(c) the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the note is held by a nominee or trustee of, or custodian for, or other person in a similar capacity to, the deceased beneficial owner, a certificate satisfactory to the paying agent from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•

tax waivers and any other instruments or documents that the paying agent reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•

any additional information the paying agent requires to evidence satisfaction of any conditions to the exercise of the survivor’s option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the paying agent and will certify to the paying agent that the broker or other entity represents the deceased beneficial owner.

We retain the right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the survivor’s option will be determined by the paying agent, in its sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the paying agent to the authorized representative. See the section entitled “Description of Notes—Book-Entry, Delivery and Form” in the prospectus supplement.

Forms for the exercise of the survivor’s option may be obtained from Wells Fargo Bank, N.A., Corporate Trust Operations, 608 2nd Avenue South, Minneapolis, MN 55479, Attn: Reorg, 1-612-316-2449.

PRS-8

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2006 to March 31, 2016. On March 31, 2016, 3 month LIBOR was 0.62860%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-9

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are an investor subject to special rules, such as:

●	a financial institution;

●	a “regulated investment company”;

●	a “real estate investment trust”;

●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

●	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

●	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

●	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the potential application of alternative minimum tax or the Medicare tax on net investment income. You should consult your tax adviser concerning the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” that provide for a single qualified floating rate for U.S. federal income tax purposes.

PRS-10

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

United States Federal Tax Considerations (Continued)

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

●	an individual who is classified as a nonresident alien;

●	a foreign corporation; or

●	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, (ii) a former citizen or resident of the United States or (iii) a person for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Subject to the discussion below concerning FATCA, you generally will not be subject to U.S. federal income or withholding tax in respect of the notes, provided that:

●	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

●	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

●	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

●	you provide to the applicable withholding agent an appropriate IRS Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

PRS-11

Collared Floating Rate Notes

Notes Linked to 3 Month LIBOR due April 5, 2019

United States Federal Tax Considerations (Continued)

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax as described above (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Backup Withholding and Information Reporting

Information returns generally will be filed with the Internal Revenue Service (the “IRS”) with respect to payments of interest on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest on the notes and to payments of gross proceeds of the disposition (including upon retirement) of the notes. Pursuant to published guidance issued by the IRS, withholding on the payment of gross proceeds (other than any amount treated as interest) of a disposition will be required only for dispositions after December 31, 2018. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

PRS-12